SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MetaStat, Inc.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

71942A208
(CUSIP Number)

April 9, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the forms displays a currently valid OMB control number

CUSIP No. 71942A208	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

MKM Opportunity Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

		2,057,758*
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		2,057,758*
	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,057,758*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%*
12	TYPE OF REPORTING PERSON

CO

*See Item 4 – Ownership.

CUSIP No. 71942A208	13G

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

MKM Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

		2,057,758*
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		2,057,758*
	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,057,758*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%*
12	TYPE OF REPORTING PERSON

OO

*See Item 4 – Ownership.

CUSIP No. 71942A208	13G

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

David Skriloff
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

		2,057,758*
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		2,057,758*
	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,057,758*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%*
12	TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

(a)	Name of Issuer:

MetaStat, Inc.

(b)	Address of Issuer:

4 Autumnwood Court

The Woodlands, TX 77380

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2(a).	Name of Person Filing:

This statement is being filed by MKM Opportunity Master Fund, Ltd. (“MKM Opportunity”), MKM Capital Advisors, LLC (“MKM Capital:”) and David Skriloff (MKM Opportunity, MKM Capital and Skriloff collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

MKM Opportunity, a Cayman Islands corporation, whose business address is c/o MKM Capital, 28 W. 44th St, 16th Floor, New York, NY 10036, is primarily engaged in the business of investments.

MKM Capital, a Delaware limited liability company, whose business address is28 W. 44th St, 16th Floor, New York, NY 10036, is primarily engaged in the business of investments.

Skriloff', a United States citizen, has a business address at c/o MKM Capital,28 W. 44th St, 16th Floor, New York, NY 10036.

Item 2(c).	Citizenship:

MKM Opportunity is a Cayman Islands corporation.

MKM Capital is a Delaware limited liability company.

David Skriloff is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.0001 per share.

Item 2(e).	CUSIP Number:

71942A208

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

a)	Amount beneficially owned:

Reporting Person	Shares
MKM Opportunity Master Fund, Ltd.	2,057,758
MKM Capital Advisors, LLC	2,057,758
David Skriloff	2,057,758

(b)	Percent of class:

Reporting Person	Percent
MKM Opportunity Master Fund, Ltd.	9.99%
MKM Capital Advisors, LLC	9.99%
David Skriloff	9.99%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote with respect to each Reporting Person

Reporting Person	Shares
MKM Opportunity Master Fund, Ltd.	2,057,758
MKM Capital Advisors, LLC	2,057,758
David Skriloff	2,057,758

(ii)	Shared power to vote or to direct the vote

-0-

(iii)	Sole power to dispose or to direct the disposition of with respect to each Reporting Person

Reporting Person	Shares
MKM Opportunity Master Fund, Ltd.	2,057,758
MKM Capital Advisors, LLC	2,057,758
David Skriloff	2,057,758

(iv)	Shared power to dispose or to direct the disposition of

-0-

Consists of (i) 1,533,998 shares of common stock; and (ii) 523,760 shares underlying warrants owned by MKM Opportunity. Does not include (i) 166,556 shares underlying warrants that are subject to 4.99% and 9.99% beneficial ownership blockers; (ii) 173,250 shares of common stock held by David and Margaret Skriloff Irrev. Des. Trust FBO Olivia Skriloff; and (iii) 173,250 shares of common stock held by David and Margaret Skriloff Irrev. Des. Trust FBO Samuel Skriloff. David Skrillof does not exercise voting and investment control over securities held by David and Margaret Skriloff Irrev. Des. Trust FBO Olivia Skriloff and David and Margaret Skriloff Irrev. Des. Trust FBO Samuel Skriloff.

MKM Capital Advisors serves as investment manager to MKM Opportunity, and, as such, may be deemed to hold an indirect beneficial interest in the shares of Common Stock that are directly beneficially owned by MKM Opportunity. David Skriloff is the managing member of MKM Capital and the portfolio manager of MKM Opportunity, and, as such, may be deemed to hold an indirect beneficial interest in the shares of Common Stock that are directly beneficially owned by MKM Opportunity. Each Reporting Person disclaims beneficial ownership of all securities other than those owned of record by such Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

See Exhibit 1.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired or held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

MKM Opportunity Master Fund, Ltd.

April 24, 2012	By:	/s/ David Skriloff
Name: David Skriloff
Title: Portfolio Manager

MKM Capital Advisors, LLC

April 24, 2012	By:	/s/ David Skriloff
Name: David Skriloff
Title: Managing Member

DAVID SKRILOFF

April 24, 2012	By:	/s/ David Skriloff
Name: David Skriloff

EXHIBIT INDEX

Exhibit 1                 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.